Park Sutton Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash flows from operating activities:		
Net income	$	704,060
Adjustments to reconcile change in net income		
to net cash provided by operating activities:		
Depreciation		5,309
Decrease in accounts receivable		4,565
Decrease in prepaid expenses		2,004
Increase in security deposit		(23,333)
Decrease in accounts payable		(9,995)
Increase in accrued liabilities		68,838
Total adjustments		47,388
Net cash provided by operating activities		751,448
Cash flows from investing activities:		
Acquisition of property and equipment		(45,274)
Net cash used by investing activities		(45,274)
Cash flows from financing activities:		
Member capital distributions		(1,273,730)
Net cash used by financing activities		(1,273,730)
Net increase in cash and cash equivalents		(567,556)
Beginning cash and cash equivalents		2,000,764
Ending cash and cash equivalents	$	1,433,208

See report of independent registered public accounting firm and notes to financial statements.